China Morning Post Date:
sified 2 82-836
Where Published: Hong Kong
02034218
02 MAY 20 AM 10:01
SUPPL

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Monday, 3rd June, 2002 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2001.

2. To re-elect those directors retiring pursuant to the Company's bye-laws and to fix their remuneration.

3. To re-appoint PricewaterhouseCoopers as the Auditors of the Company and to authorise the directors to fix their remuneration.

4. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot and issue additional shares in the Company and to make or grant offers, agreements or options which might require the exercise of such power be and hereby is approved generally and unconditionally;

(b) the approval in paragraph (a) above shall be in addition to any other authorisation given to the directors of the Company and shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted and issued, or agreed conditionally or unconditionally to be allotted and issued, whether pursuant to an option or otherwise, by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to a Rights Issue or any other authorisation given to the directors of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company, subject to the conditions set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and hereby is approved generally and unconditionally;

(b) the aggregate nominal amount of share capital purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution; and

(c) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 4 and 5 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 5 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 4."

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** the board of directors of the Company be and hereby is authorised to appoint additional directors to fill vacancies on the board, but so that the board shall not in any case exceed the maximum number of directors specified in the Company's bye-laws from time to time."

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"**THAT** the advance by the Company from time to time of funds not to exceed Two Thousand United States Dollars (US$2,000.00) in each case to any director of the Company in order to meet travel or other out-of-pocket expenditure incurred or to be incurred for the purpose of the Company or to enable such director to perform his duties as a director of the Company be and hereby is approved."

9. To transact any other ordinary business of the Company.

By Order of the Board
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 3rd April, 2002

Principal Office
24th Floor,
Two Exchange Square,
8 Connaught Place, Central,
Hong Kong SAR

Registered Office
Cedar House,
41 Cedar Avenue,
Hamilton, HM12,
Bermuda

Notes:

1. With respect to item (4), approval is being sought from the members because under the Listing Rules, the existing general mandate to issue shares lapses at the Annual General Meeting of the Company.

2. An explanatory statement containing further details regarding item (5) on the general mandate to repurchase securities will be sent to the shareholders together with the 2001 Annual Report.

3. With respect to item 8, approval is being sought from the members pursuant to Section 96 of the Companies Act of Bermuda 1981 (as amended) governing the prior approval of the Company given at a general meeting so that the Company may enter into transactions of this nature with its directors and such transactions shall be exempt from the prohibitions against loans to directors contained in the said Section 96.

4. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

5. To be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretariat) not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.